THE NEW ENDO

ENDO PHARMACEUTICALS

Indevus Pharmaceuticals, Inc.

A Message from Dave Holveck

Dear Colleagues:

I'd like to share with you how excited I am about the merger of Endo and Indevus. The combination of the two companies presents incredible opportunities for our business and for the patients we serve. In the coming weeks and months, we'll be working together to deliver on the value of the merger and successfully integrate our operation.

We will create a vision for the combined companies that includes the best from both organizations to create a new Endo. Making this vision a reality will require everyone's involvement. After all, we're not just merging our product portfolios and business capabilities. We're bringing together the key ingredient to both Endo's and Indevus' success-our people. This website is a first step toward helping us all get to know one another better.

Throughout the integration, leadership will be committed to communicating openly and proactively in a variety of forums. We'll be posting more information to this website each step of the way, so please be sure to check back often. Thank you for your continued focus and commitment to our success. I look forward to working with you as we embark on this new journey!



Dave Holveck

President & CEO, Endo Pharmaceuticals

NEWS AND UPDATES

Insert link to Press Release document here.

Keys to Our Success...Doing it together

- Achievement of our current business objectives
- Explicit decision making and rigorous follow-through
- Continued commitment and focus on maximizing the potential of our current businesses
- Employment of a rigorous integration process
- Prioritization of our business objectives given the expansion of our portfolio of commercial and development assets
- TOGETHER create the New Endo!

Strategy Execution Program Architecture

Click here for more.

What's Next: Strategy Execution Program Architecture

Balance of Achievement of Corporate Objectives with a Successful Integration

Integration Steering Committee

- Nancy Wysenski, Chair
- Caroline Manogue
- Ivan Gergel
- Nancy Bryan
- Larry Cunningham
- Nancy Santilli
- Bobby Sandage

Key Contacts:
Nancy Santilli, Integration Leader
Larry Cunningham, Tessa Cooper, Noah Beerman

- Research & Development Team
- Commercial Team
- Finance Team
- BD Team
- Operations Team
- HR Team

ILLUSTRATIVE

Teams Crossing the Enterprise, e.g. Branding, Compliance, Legal, IT

About the Companies

These brief profiles provide an overview of Endo and Indevus. More information about each company can be found at the Endo website and the Indevus Website.

About Endo Pharmaceuticals Inc.

Endo Pharmaceuticals Inc. is a specialty pharmaceutical company with a broad portfolio of branded and generic prescription products focused on providing relief from pain. Endo is dedicated to improving the lives of patients through identifying, developing, and marketing innovative and differentiated products in pain management and related therapeutic areas.

In addition to pain, we plan to build a position in the management of pelvic area diseases that leverages pain adjacencies and offers distinct solutions to patients, health care professionals and the health care system.

Our portfolio of branded products includes established brand names such as LIDODERM®, OPANA® ER and OPANA®, PERCOCET®, FROVA® and Voltaren® Gel. (See the Endo website for product information.) We have three products in clinical development: NAC Oral Rinse Topical oral-rinse formulation) for oral mucositis, Phase III (Clinical Hold), Transdermal Sufentanil Patch (Exclusive U.S. and Canadian development and commercialization rights licensed from DURECT Corporation) for moderate-to-severe chronic pain for up to seven days in Phase II, and Staccato® fentanyl (Exclusive North American development and commercialization rights licensed from Alexza Pharmaceuticals, Inc.) for breakthrough cancer and non-cancer pain in Phase I.

Our non-branded generic portfolio currently consists of products primarily focused in pain management. We focus selectively on generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing.

Through a dedicated sales force of approximately 700 sales representatives and an additional 275 contract sales representatives throughout the United States, we market our branded pharmaceutical products to high-prescribing physicians in pain management, neurology, surgery,

About Indevus Pharmaceuticals, Inc.

Indevus Pharmaceuticals, Inc. is a specialty pharmaceutical company that acquires, develops and commercializes differentiated products and product candidates for multiple therapeutic areas. The Company has a primary commitment to treating conditions in urology and endocrinology.

We are focused on individual compounds, rather than on earlier stage, relatively unproven drug discovery technologies. We continually seek product candidates for which we can define clear clinical trial pathways and sound commercialization strategies.

Our approved products include Sanctura® and Sanctura XR®, VA®, Supprelin® LA and DE®. (See the Indevus website for product information.) Our pipeline contains multiple compounds in development including VA™ for bladder cancer, NE® for male hypogonadism, PR for the prevention of infection by HIV and other sexually-transmitted pathogens, the octreotide implant for acromegaly, and a biodegradable ureteral stent used in association with the adjunctive treatment of kidney stones.

With the launch of Sanctura® in 2004, we established a specialty sales and marketing infrastructure. Our proven capability positions us strongly as a partner of choice for companies and research institutions seeking a collaborator to accomplish the development and commercialization of a broad array of pharmaceutical products in a timely and efficient manner.

Our portfolio of branded products includes established brand names such as LIDODERM®, OPANA® ER and OPANA®, PERCOCET®, FROVA® and Voltaren® Gel. (See the Endo website for product information.) We have three products in clinical development: NAC Oral Rinse Topical oral-rinse formulation) for oral mucositis, Phase III (Clinical Hold), Transdermal Sufentanil Patch (Exclusive U.S. and Canadian development and commercialization rights licensed from DURECT Corporation) for moderate-to-severe chronic pain for up to seven days in Phase II, and Staccato® fentanyl (Exclusive North American development and commercialization rights licensed from Alexza Pharmaceuticals, Inc.) for breakthrough cancer and non-cancer pain in Phase I.

Our non-branded generic portfolio currently consists of products primarily focused in pain management. We focus selectively on generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing.

Through a dedicated sales force of approximately 700 sales representatives and an additional 275 contract sales representatives throughout the United States, we market our branded pharmaceutical products to high-prescribing physicians in pain management, neurology, surgery, anesthesiology, oncology and primary care. Our sales force also targets retail pharmacies and other health care professionals throughout the United States.

Our approved products include SA® and SA XR®, VA®, SU® LA and DE®. (See the Indevus website for product information.) Our pipeline contains multiple compounds in development including VA™ for bladder cancer, NE® for male hypogonadism, PR for the prevention of infection by HIV and other sexually-transmitted pathogens, the octreotide implant for acromegaly, and a biodegradable ureteral stent used in association with the adjunctive treatment of kidney stones.

With the launch of SA® in 2004, we established a specialty sales and marketing infrastructure. Our proven capability positions us strongly as a partner of choice for companies and research institutions seeking a collaborator to accomplish the development and commercialization of a broad array of pharmaceutical products in a timely and efficient manner.

Endo Pharmaceuticals

- FROVA®
- OPANA®
- LIDODERM®
- VOLTAREN® GEL
- All Products

Indevus Pharmaceuticals

- SANCTURA®
- SANCTURA XR®
- VANTAS®
- SUPPRELIN® LA
- DELATESTRYL®

About the Leadership

These profiles will help you get to know the members of the Endo and Indevus leadership teams.

Endo Leadership Team

▼ **Dave P. Holveck**, President

Dave was appointed President, Chief Executive Officer and a Director of Endo in April 2008. Prior to joining Endo, he was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson. Dave joined J&J following the acquisition of Centocor in 1999, where Dave was CEO. Dave joined Centocor in 1983 and held a variety of executive positions until he became CEO in 1992. Dave is a member of the Board of Trustees for The Fund for West Chester University, the Board of Directors of the Eastern Technology Council and Cleveland Clinic's Industrial Advisory Board.

▼ **Nancy J. Wysenski**, Chief Operating Officer

Nancy was appointed Chief Operating Officer in September 2007. Prior to joining Endo, she was the President, CEO and co-founder of EMD Pharmaceuticals, Inc., the U.S. subsidiary of Germany-based Merck KGaA. A seasoned pharmaceutical professional, Nancy held leadership roles in the industry including Senior Vice President of Operations at NetGenics, and Vice President of Sales for Astra Merck. During her tenure at Astra Merck, Nancy also served on the company's operating board. Nancy began her pharmaceutical industry career in 1984 at Merck Human Health as a sales representative following a successful career in nursing.

▼ **Ivan Gergel, M.D.**, Executive Vice President

Ivan was appointed Executive Vice President, Research & Development in April 2008. In this role, he

Indevus Leadership Team

▼ **Glenn L. Cooper, M.D.**, Chief Executive Officer

Glenn is chairman, and chief executive officer of Indevus. Dr. Cooper was previously president and chief executive officer of Progenitor, Inc. and executive vice president and chief operating officer of Sphinx Pharmaceuticals Corporation. He also has held several positions with Eli Lilly and Company, including: director, clinical research, Europe, of Lilly Research Center Limited, and international medical advisor and medical advisor, regulatory affairs, at Lilly Research Laboratories. He received his M.D. from Tufts University School of Medicine, performed his postdoctoral training in internal medicine and infectious diseases at the New England Deaconess Hospital and Massachusetts General Hospital, and received his A.B. from Harvard College.

▼ **Noah D. Beerman**, Executive Vice President

Noah is executive vice president, chief business officer. Prior to joining Indevus, Noah was vice president in charge of health care at Technology Management and Funding (TMF), a venture firm. In this capacity he developed and executed commercialization strategies for TMF's biotechnology portfolio companies, including identifying, negotiating, and closing corporate partnerships worldwide. Earlier in his career, he also served in a variety of business development and scientific capacities at Creative BioMolecules, Sandoz AG, and Repligen. Mr. Beerman holds an M.B.A. from Northeastern University's High Technology Program and a B.S. in molecular genetics from the University of Rochester.

Merck Human Health as a sales representative following a successful career in nursing.

▼ **Ivan Gergel, M.D.**, Executive Vice President

Ivan was appointed Executive Vice President, Research & Development in April 2008. In this role, he has full responsibility for all of the Company's R&D activities, including direct supervision of clinical research, pre-clinical R&D, medical affairs, marketed product development support, regulatory affairs, project management and drug safety and surveillance. Prior to joining Endo, Ivan was Senior Vice President of Scientific Affairs and President of the Forest Research Institute of Forest Laboratories Inc., managing more than 900 physicians, scientists and staff at the Research Institute. Prior to that, Dr. Gergel served as Vice President and Chief Medical Officer at Forest and Executive Vice President of the Forest Research Institute. He joined Forest in 1998 as Executive Director of Clinical Research following nine years at SmithKline Beecham, and was named Vice President of Clinical Development and Clinical Affairs in 1999. Ivan received his M.D. from the Royal Free Medical School of the University of London and an M.B.A. from the Wharton School.

▼ **Caroline B. Manogue**, Executive Vice President

Caroline has served as Executive Vice President, Chief Legal Officer and Secretary since 2004 and was previously Endo's Senior Vice President, General Counsel and Secretary. Prior to joining Endo in 2000, she was an Associate at the law firm Skadden, Arps, Slate, Meagher & Flom LLP in New York City. At Endo, she is responsible for all aspects of the company's legal function, including securities law, litigation, intellectual property and commercial law, as well as ensuring compliance with current laws and existing pharmaceutical company guidelines relating to, among other things, clinical, sales and marketing practices. In her capacity as Secretary, she is responsible for corporate governance matters and reports directly to the Board of Directors. She has more than 13 years' experience in securities and M&A law. Caroline received her J.D. from Fordham Law School and her B.A. cum laude from Middlebury College.

▼ **Daniel Carbery**, Senior Vice President

Daniel is Senior Vice President, Operations and

his career, he also served in a variety of business development and scientific capacities at Creative BioMolecules, Sandoz AG, and Repligen. Mr. Beerman holds an M.B.A. from Northeastern University's High Technology Program and a B.S. in molecular genetics from the University of Rochester.

▼ **Mark S. Butler**, Executive Vice President

Mark is executive vice president, chief administrative officer and general counsel. Prior to joining the Company, Mr. Butler was associated with the Warner-Lambert Company, serving most recently as vice president, associate general counsel and in various other legal positions. Mr. Butler was previously an attorney with the law firm of Shearman & Sterling. He received a J.D. from Fordham Law School and a B.A. from Holy Cross.

▼ **Michael W. Rogers**, Executive Vice President

Michael is executive vice president, chief financial officer and treasurer. Mr. Rogers was previously executive vice president, chief financial officer and corporate development officer at Advanced Health Corporation and vice president, chief financial officer and treasurer of AutoImmune, Inc. Mr. Rogers has also served as vice president, investment banking, at Lehman Brothers, Inc. and as vice president, investment banking division, at PaineWebber, Inc. He received an M.B.A. from the University of Virginia and a B.A. from Union College.

▼ **Bobby W. Sandage, Jr., Ph.D.**, Executive Vice President

Bobby is executive vice president, research and development, and chief scientific officer. He previously held senior drug development positions within the cardiovascular research and development division of DuPont Merck Pharmaceutical Company and with the medical department of DuPont Critical Care. Dr. Sandage is an adjunct professor in the department of pharmacology at the Massachusetts College of Pharmacy. Dr. Sandage received his Ph.D. in clinical pharmacy from Purdue University and his B.S. in pharmacy from the University of Arkansas.

▼ **Nancy K. Bryan** Senior Vice President

Nancy is senior vice president, sales and marketing of Indevus. Ms. Bryan has more than 20 years of

▼ **Daniel Carbery**, Senior Vice President

Daniel is Senior Vice President, Operations and Generics for Endo Pharmaceuticals Inc. In this position, he is responsible for all supply chain activities for Endo as well as oversees the Company's Generics business. He also manages all R&D and supply chain-related Quality and Compliance functions as well as oversees the Company's Facilities department. Prior to joining Endo in 2001, Daniel held a wide range of management, consulting, technical, and sales positions of increasing responsibility at Procter & Gamble, Nabisco, KPMG, and Block Drug. He holds a bachelor's degree in chemical engineering from Princeton University and an M.B.A. in Finance and International Business Concentration from Rutgers, The State University of New Jersey.

▼ **Larry Cunningham**, Senior Vice President

Larry Cunningham joined Endo Pharmaceuticals Inc. in May 2008 as Senior Vice President, Human Resources. In this role he leads all aspects of human resources in enabling the development and growth of Endo. Prior to joining Endo, Larry led Johnson & Johnson's global recruiting and talent acquisition organization. Larry also has extensive business-based human resources leadership experience. He was Vice President, Human Resources, for DePuy, Inc., a wholly owned subsidiary of Johnson & Johnson, which he joined following the acquisition of Centocor, where he was Vice President, Human Resources. Prior to joining Centocor, Larry gained extensive domestic and international experience in human resources management and organization development at Rhone-Poulenc Rorer (now Sanofi-Aventis) and Corning Clinical Laboratories (now Quest Diagnostics). Larry holds a B.A. in Labor Studies from the Pennsylvania State University and a Master of Science in Business Administration from Temple University.

▼ **Jim Maguire**, Senior Vice President

Jim joined Endo in September 2008 as Senior Vice President and Chief Information Officer. In this role, he is responsible for developing and executing an Information Management strategy that will support Endo's achievement of its long-term growth goals. Prior to joining Endo, Jim led the North American Information Systems team at Shire Pharmaceuticals. Prior to his role at Shire, Jim served as Chief

▼ **Nancy K. Bryan** Senior Vice President

Nancy is senior vice president, sales and marketing of Indevus. Ms. Bryan has more than 20 years of experience in the pharmaceutical industry involving specialty and primary care markets. Prior to joining Indevus, she was Senior Vice President at Elan Pharmaceuticals, Head of Commercial for the autoimmune franchise and Vice President of Marketing for Men's Health at Bayer Pharmaceuticals. She also held a number of positions of increasing scope and responsibility with GlaxoSmithKline and Merck. Ms. Bryan received an M.B.A. from Columbia University Graduate School of Business and a B.A. in Economics from the University of Virginia.

▼ **Dale Ritter**, Senior Vice President

Dale is senior vice president of finance. Prior to joining the Company, Mr. Ritter was director of finance at PAREXEL International Corporation and assistant controller at Xyvision, Inc. He previously held several positions at PricewaterhouseCoopers LLP. Mr. Ritter holds an M.B.A. from Babson College and a B.A. from Syracuse University.

Master of Science in Business Administration from Temple University.

▼ **Jim Maguire**, Senior Vice President

Jim joined Endo in September 2008 as Senior Vice President and Chief Information Officer. In this role, he is responsible for developing and executing an Information Management strategy that will support Endo's achievement of its long-term growth goals. Prior to joining Endo, Jim led the North American Information Systems team at Shire Pharmaceuticals. Prior to his role at Shire, Jim served as Chief Information Officer for Centocor/Johnson & Johnson Global Biologics where he helped lead the company through a period of tremendous growth. Prior to that, he held a variety of leadership roles across several industries, including pharmaceuticals, chemical and consumer products.

▼ **Bob Cobuzzi**, Vice President

Bob Cobuzzi joined Endo in May 2005 as Senior Director and then Vice President of Scientific Evaluation. He became Acting Head of Corporate Development in April 2008. Prior to joining Endo, Bob was Director, Scientific Licensing at Adolor Corporation which he joined in 2001 as Clinical Program Director responsible for the kappa opioid receptor agonist development program. From 1999 to 2001 Bob was in the regulatory affairs group at Centocor/Johnson and Johnson where he was responsible for global regulatory filings of Remicade® for rheumatoid arthritis. Bob joined the cardiovascular clinical team at AstraMerck in 1995 after completing his post-doctoral fellowship in the department of Experimental Therapeutics at Roswell Park Cancer Institute. He holds a Ph.D. in Molecular and Cellular Biochemistry from Loyola University Chicago, and an A.B. in Biochemistry and Art History from Colby College.

▼ **Colleen M. Craven**, Vice President

Colleen is Vice President, Corporate Compliance & Business Practices. In this role, she is responsible for administering and assuring compliance with legal and ethical policies through the development, implementation, and maintenance of the Endo Ethics & Corporate Compliance Program. Prior to joining Endo in 2004, Colleen was a consultant with PricewaterhouseCoopers, where she provided health

Johnson where he was responsible for global regulatory filings of Remicade® for rheumatoid arthritis. Bob joined the cardiovascular clinical team at AstraMerck in 1995 after completing his post-doctoral fellowship in the department of Experimental Therapeutics at Roswell Park Cancer Institute. He holds a Ph.D. in Molecular and Cellular Biochemistry from Loyola University Chicago, and an A.B. in Biochemistry and Art History from Colby College.

▼ **Colleen M. Craven**, Vice President

Colleen is Vice President, Corporate Compliance & Business Practices. In this role, she is responsible for administering and assuring compliance with legal and ethical policies through the development, implementation, and maintenance of the Endo Ethics & Corporate Compliance Program. Prior to joining Endo in 2004, Colleen was a consultant with PricewaterhouseCoopers, where she provided health care industry clients with regulatory and compliance consulting services. Prior to PricewaterhouseCoopers, Colleen was part of the National Kidney Foundation Office of Public Policy. Colleen holds a J.D. from The Catholic University of America Columbus School of Law and a B.A. in History and Political Science from Cleveland State University.

▼ **Blaine T. Davis**, Vice President

Blaine is Vice President, Corporate Affairs. In this role, he leads the Company's Investor Relations, Communications and Alliance Management functions. Prior to joining Endo, Blaine was Director of Alliance Management within the Corporate & Business Development unit at Bristol-Myers Squibb, where he was responsible for the overall management of the Bristol-Myers Squibb/AstraZeneca collaboration in diabetes. He joined Bristol-Myers Squibb in January 2005 as Director of Investor Relations where he managed the company's communication with the investment community as well as advised senior management on capital markets dynamics. Prior to 2005, Blaine was a Vice President/Sector Head in the Corporate Advisory Services group at Thomson Financial. Blaine graduated from Middlebury College in Middlebury, Vermont with a BA in Biology and Psychology.

FAQs

This page will be frequently updated as more information becomes available. Please check this page before using the Q&A to see if your question has already been addressed.

Business Case for the Merger

How will Endo and Indevus benefit from the merger?
This merger reflects our desire to expand our business beyond pain management into complementary medical areas where we can be innovative and competitive. We believe this expansion of our product line has significant growth potential because of the therapeutic value of the Indevus product portfolio, the unique expertise of both companies, and the demographic, health care and reimbursement trends that favor the consideration of new products to address unmet needs in urology and endocrinology.

These trends demand that pharmaceutical companies become better health care partners with physicians and managed care organizations by offering a range of new products and technologies in related medical specialties that achieve better outcomes for patients. This transaction represents a unique opportunity for us to achieve these goals. The combined company will market nine products through three specialty sales forces and have the capability to develop innovative new therapies using a novel drug delivery technology. We believe this will make Endo a stronger competitor, a more valuable health care supplier and a more successful company.

When and how can I expect to get additional information about the integration process?
We are committed to clear, consistent and frequent communication. Some of the vehicles that we will be using include town halls, voice mail broadcasts, email bulletins designed for the integration, and the combined website.

Where can I go if I have questions about the integration?
You can continue to access this website for up-to-date information about the merger and integration progress. If you have a specific question that isn't answered on the website, you can find an "Ask a Question" section on the home page.

Resources

These key contacts and informational resources will help you learn more about both companies and about the integration.

Who To Call

Name	Questions About...	Contact Info
Larry Cunningham, SVP, HR	HR Issues	Cunningham.Larry@endo.com 610.558.9800 x7157
Blaine Davis, VP, Corporate Affairs	Media and Investor Issues*	Davis.Blaine@endo.com 610.558.9800 x7158
Nancy Santilli, Integration Leader	Specific integration Issues	Santilli.Nancy@endo.com 610.558.9800 x4254
Endo Corporate Headquarters		610.558.9800
Indevus Corporate Headquarters		781.861.8444

* Please refer any media or investor inquiries to Blaine Davis

Integration Q&A Guidelines

The purpose of the Integration Q&A is to provide both Endo and Indevus employees with a way to get answers to their questions about the integration. The Q&A is not intended to provide answers to questions concerning individual relationship issues, specific manager issues, and/or personal roles/responsibilities. Questions of this nature should be referred to your direct line of management or Human Resources.

When asking a question, please be as specific as possible to ensure an accurate and helpful response. The most frequently asked questions will be published with their answers on this site, without divulging the names of the individuals who originally submitted them.

Click here to ask a question about the integration.

Links to Endo's and Indevus' External Web Sites

www.endo.com

www.indevus.com

Resources

These key contacts and informational resources will help you learn more about both companies and about the integration.

Who To Call

Name	Questions About…	Contact Info
Larry Cunningham, SVP, HR	HR Issues	Cunningham.Larry@endo.com 610.558.9800 x7157
Blaine Davis, VP, Corporate Affairs	Media and Investor Issues*	Davis.Blaine@endo.com 610.558.9800 x7158
Nancy Santilli, Integration Leader	Specific integration Issues	Santilli.Nancy@endo.com 610.558.9800 x4254
Endo Corporate Headquarters		610.558.9800
Indevus Corporate Headquarters		781.861.8444

* Please refer any media or investor inquiries to Blaine Davis

Integration Q&A Guidelines

The purpose of the Integration Q&A is to provide both Endo and Indevus employees with a way to get answers to their questions about the integration. The Q&A is not intended to provide answers to questions concerning individual relationship issues, specific manager issues, and/or personal roles/responsibilities. Questions of this nature should be referred to your direct line of management or Human Resources.

When asking a question, please be as specific as possible to ensure an accurate and helpful response. The most frequently asked questions will be published with their answers on this site, without divulging the names of the individuals who originally submitted them.

Click here to ask a question about the integration.

Links to Endo's and Indevus' External Web Sites

www.endo.com

www.indevus.com

Archived Information

This area will be populated with the following as more information comes available

- Press Releases
- E-Bulletins
- Presentations. Click here
- Organizational Announcements

THE NEW
ENDO

ENDO PHARMACEUTICALS

Indevus Pharmaceuticals, Inc.

My Question

If you have a question relating to the merger between Endo and Indevus, you may submit it below and we will respond to you via email as promptly as possible.

When submitting a question, be as specific as possible to ensure that we can give you the most accurate and helpful answer possible. The most frequently asked questions will be posted and answered in the FAQ's section, without divulging the names of those who submitted them.

Please note: we cannot answer questions regarding individual relationship issues, manager issues, personal roles and responsibilities, and individual pay and benefits. Please direct questions of this type to your line manager or Human Resources.

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